

October 26, 2010

Andreas Wilcken, Jr.
President
Moving Box Inc.
222 E. Jones Ave.
Wake Forest, NC 27587

> **Re:** **Moving Box Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed October 12, 2010**
> **File No. 333-168738**

Dear Mr. Wilcken:

We have received your response to our prior comment letter to you dated September 7, 2010 and have the following additional comments. Please note that the page numbers referenced below correspond to the marked copy provided by counsel.

General

1. We note your response to our prior comments 1 and 2. Please provide us with your analysis as to what other facts and circumstances as well as how granting immediate registration rights to the selling shareholders do not support the proposition that the selling shareholders acquired these shares with a view to distribution. As part of your analysis, please include a discussion regarding how long the selling shareholders have held the shares, the circumstances under with they received the shares and the amount of the shares being sold as well as whether any of the selling shareholders have any agreements or understandings to resell these shares. To the extent there were any agreements to grant immediate registration rights to the selling shareholders, please file such agreements as an exhibit to your registration statement.

Registration Statement Cover Page

2. We note your response to our prior comment six. Please tell us whether you are calculating the registration fee based on the number of securities offered or the maximum aggregate offering price.

Summary Information and Risk Factors, page 1

Business, page 1

3. We note your response to our prior comment eight. Please revise your disclosure
    to include the month you will run out of funds without the addition of capital.
    Additionally, please revise to disclose how much in funds you anticipate you will
    need in order to finance your business over the next 12 months and your plans for
    obtaining these funds.

4. We note your response to our prior comment 10. Please revise to disclose the use
    of the remaining amount of the Wilcken Note that was not used to make the
    movie. We note that the Wilcken Note was in the amount of $110,200, but that
    you appear to have used only $100,200 for the production of the movie.

5. We note your response to our prior comment 11. Please revise to clarify the
    second bullet on page two. The second to last sentence states that "Costs"
    exclude payments to the Investors, persons or entities providing funds or loaning
    money, yet the last sentence suggests that "Costs" includes such payments.
    Additionally, the definition of "Costs" in the Production Agreement filed as
    Exhibit 10.2 to the registration statement includes all production costs, wages and
    salaries while the definition in the prospectus does not include such items. Please
    also revise the Description of Business section as appropriate.

6. Please define the terms "Investors," "Moving Box," and "MBE" which are used
    throughout the section and the term "Moving Box LLC" used on pages three and
    20.

7. Please revise to clarify the first sentence in the last bullet on page two.

8. We note your response to our prior comment 12 and Mr. Wilcken's affidavit that
    Uptone Pictures and its officers and directors are not affiliates within the meaning
    of Rule 144. In your affidavit, you state that you and members of management of
    Uptone Pictures have acted together on other business ventures, not limited to
    Seven Worldwide. Given this fact and the observations noted in our prior
    comment, please explain to us and in your filing all relationships between and
    among Uptone Pictures, Moving Box, Mr. Wilcken, and Mr. Davis.

9. We note your response to our prior comment 13 and reissue our comment. Please
    state in this section that you have no binding contracts, agreements or
    commitments regarding the distribution of the Movie. Please also advise when
    you anticipate that the movie will be ready for distribution.

The Offering, page 3

10. We note your response to our prior comment 16. Please revise the disclosure in the second sentence of the second paragraph of this section so that it conforms to the disclosure in the first paragraph on page ii.

Financial Summary, page 4

11. We note that the summary balance sheet data included on page 4 of your filing does not agree with your balance sheets as of March 31, 2010 and June 30, 2010. Please revise your disclosure as appropriate.

Risk Factors, page 5

Our executive officers receive no compensation, page 7

12. We note your response to our prior comment 20. Please revise this risk factor to define the term "significant profitable operations." Please similarly revise the disclosure in the last paragraph on page 31.

Our primary management has no experience, page 8

13. We note your response to our prior comment 22 and reissue our comment. Please quantify the anticipated costs of being a public company, such as your legal, accounting and other expenses, so that investors can better understand this risk. In this regard, we note that the disclosure may have been inadvertently added to the last full risk factor on page 6 and that this disclosure is inconsistent with the disclosure in the last full paragraph on page 26 which anticipates these costs to be less than $25,000 annually.

Because the manual exemption is a non issuer exemption, page 9

14. We note your response to our prior comment 23. Please tell us why the manual exemption impacts the registration of securities under federal securities laws, which appears to be the focus of your discussion. Additionally, please revise to disclose any effect the manual exemption may have on your ability to raise equity through future issuances in light of relevant state law requirements.

Because we do not have an audit or compensation committee, page 9

15. While we note your disclosure in this risk factor that one of your board members is an independent director, it appears that all of the directors listed in the table of Directors, Executive Officers, Promoters, and Control Persons on page 14 are also officers of the company. Please advise.

Andreas Wilcken, Jr.
Moving Box Inc.
October 26, 2010
Page 4

Description of Business, page 18

Business, page 18

16. Please revise to clarify the amount of cash raised in the last bullet on page 18.

17. We note your response to our prior comment 26 and reissue in part. Please revise
    to define the term "Net Profit." Additionally, please revise your disclosure to
    discuss the impact these agreements will have on your future profitability.

Distribution, page 21

18. We note your response to our prior comment 28. Please revise throughout the
    discussion to clarify what may be sold, what may be licensed, and what may be
    leased.

Competition, page 23

19. While we note your disclosure in the first bullet that you have all of your funding
    in place, this appears to conflict with the disclosure in the last paragraph of the
    Milestones section on page 27 which states you need to secure additional funds
    for the last two steps listed in that table. Please revise your disclosure for
    consistency or please advise.

Management's Discussion and Analysis and Results of Operations, page 24

Liquidity and Capital Resources, page 26

20. Please provide further disclosure regarding management's oral agreement to
    provide funds "upon the same terms as the Wilcken Note described above if [you]
    do not generate sufficient funds from operations or other sources." Disclose
    which members of management have made this pledge, whether there is a dollar
    limit to each amount pledged, and whether each currently has such funds
    available.

21. In the first paragraph of your disclosure regarding liquidity and capital resources,
    you state that the Wilcken Note "is payable prior to any payments to Uptone
    under the Production Agreement." However, this disclosure does not appear
    consistent with your disclosure regarding the "Flow of Fund/Payments from Net
    Revenue" on pages 2 and 19 of your filing. In this regard, your disclosure
    regarding the "flow of funds" suggests that Uptone begins to share in the
    distribution of funds immediately after the repayment of $154,250 to your
    "Investors," pursuant to Section 2.2 of your Royalty Rights Agreement. Please

reconcile your disclosure, as appropriate. Additionally, page 26 states that the Wilcken Note is payable "only after all amounts due to investors under the Royalty Agreement have been paid." However, this disclosure does not appear consistent with your disclosure regarding the "Flow of Fund/Payments from Net Revenue" on pages 2 and 19 of your filing, which suggests ongoing payments under the Royalty Agreement.

Milestones, page 27

22. We note your disclosure in the table that the movie will be completed in October 2010. Please advise as to whether you have completed the movie or please revise the table accordingly.

Certain Relationships and Related Transactions, page 28

23. We note that the Royalty Rights Agreement is listed in Note 5 to your March 31, 2010 financial statements and your June 30, 2010 financial statements but is not included in this section. Please advise or please revise your disclosure accordingly to include the Royalty Rights Agreement in this section.

Market For Common Equity and Related Stockholder Matters, page 28

OTC Bulletin Board Qualifications for Quotation, page 29

24. We note your response to our prior comment 25. Please similarly revise your disclosure in this section or please advise.

Reports to Shareholders, page 30

25. We note your response to our prior comment 34. Please remove the phrase "or other information requirements of the 1934 Act" as this implies that, as a 15(d) company, you would not be required to supply any 1934 Act reports.

Audited Financial Statements for Period Ended March 31, 2010

Notes to the Financial Statements

Note 6 – Subsequent Events, page F-10

26. We have reviewed your response to our prior comment 37. However, we note that your disclosure regarding the outstanding loan payable balance was not revised in the "Subsequent Events" footnote (i.e., Note 6) to your audited financial statements. Please revise your disclosure, as appropriate.

Unaudited Financial Statements for Interim Period Ended June 30, 2010

Statements of Cash Flow, page F-14

27. Please refer to the $101,599 that was added back to your reported net loss for purposes of determining the "net cash used in operating activities." We note that $100,200 of this reconciling item relates to cash received in connection with an interest bearing loan entered into with Mr. Andreas Wilcken, Jr. As such, it appears that the $100,200 should have been classified within "Cash flows from financing activities" in your statements of cash flow. Please revise your statements of cash flow accordingly, or advise.

Part II

Recent Sales of Unregistered Securities, page 36

28. We note your response to our prior comment 41. Please revise this section to include the date of sale of the common stock to your President and the title of securities sold to 31 non-U.S. investors.

Undertakings, page 38

29. Please revise the undertakings to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K or please advise.

Exhibit 2.2

30. We note your response to our prior comment 43. It appears that Exhibit 2.2 does not contain the schedules listed on page 3 of the agreement. Please file the complete agreement as an exhibit to your next amendment.

Exhibit 5.1

31. Please revise the first paragraph of the opinion to include any amendments to the registration statement that are filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3505 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael Williams, Esq.
        Fax: (561) 416-2855